Exhibit 3.1

AMENDMENT NO.1 TO THE

BYLAWS

OF

MATINAS BIOPHARMA HOLDINGS, INC.

This Amendment No. 1 to the Bylaws (the “Bylaws”) of Matinas Biopharma Holdings, Inc., a Delaware corporation (the “Company”) is made as of this        day of         , 2025.

1. The Bylaws are hereby amended by replacing the first sentence of Section 5 of the Bylaws with the following:

“One-third of the voting power of the shares entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum at any meeting of stockholders.”

2. Except as specifically amended herein, the Bylaws of the Company shall remain unchanged and in full force and effect.

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